Form 40-F
period 2016-12-31
Fortis Inc.
filed 2017-02-16
CIK 1666175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 40‑F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
Commission file number: 001-37915
_______________________
FORTIS INC.
(Exact name of Registrant as specified in its charter)

Newfoundland and Labrador, Canada	4911	98-0352146
(Province of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada A1E 0E4
(Address and telephone number of Registrant’s principal executive offices)
_______________________

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590‑9070
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without par value	New York Stock Exchange
(Title of Class)	(Name of exchange on which registered)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:
☒ Annual information form  ☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
401,486,414 Common Shares as of December 31, 2016

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐
Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‑T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐ No ☐

EXPLANATORY NOTE
Fortis Inc. (the “Corporation” or “Fortis”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Corporation is a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Corporation are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.
FORWARD LOOKING INFORMATION
This Annual Report on Form 40-F and the exhibits attached hereto (the “Form 40-F”) contain “forward-looking statements” within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect expectations of the Corporation’s management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation: the expectation that allocated revenues recognized by ITC Holdings Corp. (“ITC”) from Canadian entities reserving transmission over the Ontario or Manitoba interface are not expected to be material; the expectation that Tucson Electric Power Company (“TEP”) has sufficient generating capacity to satisfy the requirements of its customer base and meet future peak demand requirements; the expectation that changes of supply costs may affect electricity prices in a manner that affects Newfoundland Power Inc.’s sales; the expectation that the Corporation’s utilities will continue to seek recovery of prudently incurred compliance costs; the expectation that the acquisition of ITC will be accretive to earnings per common share in 2017; the Corporation’s business model provides superior transparency and best serves the interest of customers; target average annual dividend growth through 2021; the Corporation’s forecast midyear rate base through 2021; expected compound annual growth rate in rate base through 2019; the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions; the Corporation’s forecast gross consolidated and segmented capital expenditures for 2017 and from 2017 to 2021; the nature, timing and expected costs of certain capital projects including, without limitation, expansions of the Tilbury liquefied natural gas (“LNG”) facility, ITC Multi-Value Projects, the 34.5 to 69 kilovolt Conversion Project, the Gas Main Replacement Program, the Lower Mainland System Upgrade, the Pole Management Program, and additional opportunities including the pipeline expansion to the Woodfibre LNG site, the Wataynikaneyap Project and the Lake Erie Connector Project; the expectation that the Corporation’s significant capital expenditure program will support continuing growth in earnings and dividends; expected consolidated fixed term debt maturities and repayments in 2017 and over the next five years; the expectation that the Corporation and its utilities will have reasonable access to long-term capital in 2017; the expectation that the Corporation will repay borrowings under the equity bridge facility using proceeds from a common equity offering in 2017; the expectation that subsidiary operating expenses and interest costs will be paid out of subsidiary operating cash flows; the expectation that cash required to complete subsidiary capital expenditure programs will be sourced from a combination of cash from operations, borrowings under credit facilities, equity injections from Fortis and long term debt offerings; the expectation that cash required of Fortis to support subsidiary capital expenditure programs and finance acquisitions will be derived from a combination of borrowings under the Corporation’s committed corporate credit facility and proceeds from the issuance of common shares, preference shares and long-term debt and advances from minority investors; the expectation that borrowings under the Corporation’s committed credit facility may be required from time to time to support the servicing of debt and payment of dividends; the expectation that maintaining the targeted capital structure of the Corporation’s regulated operating subsidiaries will not have an impact on its ability to pay dividends in the foreseeable future; the intent of management to refinance certain borrowings under Corporation’s and subsidiaries’ long-term committed credit facilities with long-term permanent financing; the expectation that the Corporation and its subsidiaries will remain compliant with debt covenants throughout 2017; the expectation that the Corporation may enter into forward foreign exchange contracts and utilize certain derivatives as cash flow hedges of its exposure to foreign currency risk to a greater extent than in the past; the expectation that long-term debt will not be settled prior to maturity; the expectation that any liability from current legal proceedings will not have a material adverse effect on the Corporation’s consolidated financial position and results of operations; TEP’s expected share of mine reclamation costs; the expectation that any increases or decreases in defined benefit net pension cost at the regulated utilities for 2017 will be recovered from or refunded to customers in rates; and the expectation that the adoption of future accounting pronouncements will not have a material impact on the Corporation’s consolidated financial statements.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements, including, without limitation: the receipt of applicable regulatory approvals and requested rate orders, no material adverse regulatory decisions being received, and the expectation of regulatory stability; no material capital project and financing cost overrun related to any of the Corporation’s capital projects; the realization of additional opportunities including natural gas related infrastructure and generation; the Board of Directors of the Corporation (the “Board”) exercising its discretion to declare dividends, taking into account the business performance and financial conditions of the Corporation; no significant variability in interest rates; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major events; the continued ability to maintain the electricity and gas systems to ensure their continued performance; no severe and prolonged downturn in economic conditions; no significant decline in capital spending; sufficient liquidity and capital resources; the continuation of regulator approved mechanisms to flow through the cost of natural gas and energy supply costs in customer rates; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; no significant changes in tax laws; no significant counterparty defaults; the continued competitiveness of natural gas pricing when compared with electricity and other alternative sources of energy; the continued availability of natural gas, fuel, coal and electricity supply; continuation and regulatory approval of power supply and capacity purchase contracts; the ability to fund defined benefit pension plans, earn the assumed long term rates of return on the related assets and recover net pension costs in customer rates; no significant changes in government energy plans, environmental laws and regulations that may materially negatively affect the operations and cash flows of the Corporation and its subsidiaries; no material change in public policies and directions by governments that could materially negatively affect the Corporation and its subsidiaries; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; retention of existing service areas; the ability to report under US GAAP beyond 2018 or the adoption of International Financial Reporting Standards after 2018 that allows for the recognition of regulatory assets and liabilities; the continued tax deferred treatment of earnings from the Corporation’s Caribbean operations; continued maintenance of information technology infrastructure; continued favorable relations with First Nations; favorable labor relations; that the Corporation can reasonably assess the merit of and potential liability attributable to ongoing legal proceedings; and sufficient human resources to deliver service and execute the capital program.

Forward looking statements involve significant risks, uncertainties and assumptions. The Corporation cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the information detailed under the heading “Business Risk Management” on page 37 of management's discussion and analysis for the year ended December 31, 2016, which is filed as Exhibit 99.3 to this Form 40-F and incorporated by reference herein (the “Annual MD&A”), and to continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the “SEC”). Key risk factors for 2017 include, but are not limited to:

•	uncertainty regarding the outcome of regulatory proceedings at the Corporation’s utilities;

•	uncertainty of the impact that the continuation of a low interest rate environment may have on the allowed rate of return on common shareholders’ equity at the Corporation’s regulated utilities;

•	the impact of fluctuations in foreign exchange rates;

•	risks associated with the impact of less favorable economic conditions on the Corporation’s results of operations;

•	risk that the expected benefits of the acquisition of ITC may fail to materialize, or may not occur within the time periods anticipated;

•	risks associated with the Corporation’s ability to comply with Section 404(a) of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC and the Public Company Accounting Oversight Board;

•	risks associated with the completion of the Corporation’s 2017 capital expenditures plan, including completion of major capital projects in the timelines anticipated and at the expected amounts; and

•	uncertainty in the timing and access to capital markets to arrange sufficient and cost-effective financing to finance, among other things, capital expenditures and the repayment of maturing debt.

All forward-looking information in this Form 40-F is qualified in its entirety by the above cautionary statements and, except as required by law, the Corporation undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

CURRENCY
The Corporation presents its consolidated financial statements in Canadian dollars unless otherwise specified. All dollar amounts in this Form 40-F are stated in Canadian dollars (“$” or “C$”), except where otherwise indicated. On February 14, 2017, the noon exchange rate (as reported by the Bank of Canada) of United States dollars (“US$”) into Canadian dollars was US$1.00 equals C$1.3093.
CERTIFICATIONS
See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Annual Report on Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
The management of the Corporation, with the participation of the Corporation’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Corporation’s disclosure controls and procedures as of December 31, 2016 pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.
Based on such evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, the Corporation’s disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information the Corporation is required to disclose in reports that the Corporation files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Corporation’s management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
This annual report does not include a report of management’s assessment regarding internal control over financial reporting pursuant to section 404 of the Sarbanes Oxley Act of 2002 (or Rule 13a-15(c) under the Exchange Act) or an attestation report of the Corporation’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Corporation’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
Management regularly reviews its system of internal control over financial reporting and makes changes to the Corporation’s processes and systems to improve controls and increase efficiency, while ensuring that the Corporation maintains an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.
There was no change in the Corporation’s internal control over financial reporting that occurred during the period covered by this Form 40-F that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
The Corporation did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Corporation has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Peter E. Case (Chair), Tracey C. Ball, Maura J. Clark, Margarita K. Dilley, Douglas J. Haughey and David G. Norris, as described under “Audit Committee - Members” on page 35 of the Corporation’s annual information form for the year ended December 31, 2016, which is filed as Exhibit 99.1 to this Form 40-F and incorporated by reference herein (the “AIF”).
AUDIT COMMITTEE FINANCIAL EXPERT
The Board has determined that the Corporation has at least one “audit committee financial expert” (as defined in paragraph (8) of General Instruction B to Form 40-F) and that Tracey C. Ball and Maura J. Clark are the Corporation’s “audit committee financial experts” serving on the Audit Committee of the Board. Each of the Audit Committee financial experts is “independent” under applicable listing standards.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Ernst & Young LLP served as the Corporation’s independent public accountant for each of the fiscal years in the two-year period ended December 31, 2016. For a description of the total amount billed to the Corporation by Ernst & Young LLP for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” on page 37 of the AIF. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S‑X.
AUDIT COMMITTEE PRE‑APPROVAL POLICIES AND PROCEDURES
For a description of the pre-approval policies and procedures of the Corporation’s Audit Committee, see “Audit Committee - Pre-Approval Policies and Procedures” on page 37 of the AIF.
CODE OF ETHICS
The Corporation has a “code of ethics” (as defined in paragraph (9) of General Instruction B to Form 40-F) that applies to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. The Corporation’s code of ethics is available on the Corporation’s website at https://www.fortisinc.com/ or, without charge, upon request from the Corporate Secretary, Fortis Inc., Fortis Place, Suite 1100, 5 Springdale Street, St. John’s, Newfoundland and Labrador, Canada A1E 0E4 (telephone (709) 737-2800).

During the fiscal year ended December 31, 2016, the Corporation amended its code of ethics to prohibit executive officers and directors from accepting, directly or indirectly, personal loans from the Corporation or its subsidiaries in order to comply with section 402 of the Sarbanes Oxley Act of 2002.
The Corporation has not granted a waiver from a provision of its code of ethics to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller, or persons performing similar functions.
OFF‑BALANCE SHEET ARRANGEMENTS
The Corporation has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Corporation’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
For tabular disclosure of the Corporation’s contractual obligations, see page 27 of the Annual MD&A, under the heading “Liquidity and Capital Resources”.
COMPARISON OF NYSE CORPORATE GOVERNANCE RULES
The Corporation is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange (the “TSX”), the Canadian securities regulatory authorities, the New York Stock Exchange (the “NYSE”) and the SEC. The Corporation is listed on the NYSE and, although the Corporation is not required to comply with most of the NYSE corporate governance requirements to which the Corporation would be subject if it were a U.S. corporation, the Corporation’s governance practices differ from those required of U.S. domestic issuers in only the following respects. The NYSE rules for U.S. domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Corporation has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the open market. The NYSE rules for U.S. domestic issuers also require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, are, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding prior to the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25%. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Corporation complies with the TSX rules described in this paragraph.
UNDERTAKING
The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40‑F arises; or transactions in said securities.
DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT
In accordance with Section 13(r) of the Exchange Act, the Corporation is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Corporation nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2016.

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Corporation for the fiscal year ended December 31, 2016
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2016
99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2016
99.4	Chief Executive Officer certification required by Rule 13a-14(a)
99.5	Chief Financial Officer certification required by Rule 13a-14(a)
99.6	Chief Executive Officer certification required by Rule 13a-14(b)
99.7	Chief Financial Officer certification required by Rule 13a-14(b)
99.8	Consent of Independent Registered Public Accounting Firm
99.9	Amendment to the Corporation’s Code of Business Conduct and Ethics Policy

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40‑F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FORTIS INC.
/s/ Karl W. Smith
Date: February 16, 2017	Karl W. Smith Executive Vice President, Chief Financial Officer