Form 40-F/A
period 2016-12-31
Fortis Inc.
filed 2017-03-01
CIK 1666175

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 590-9070

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

☐ Annual information form       ☐ Audited annual financial statements

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

Yes ☒    No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐    No ☐

EXPLANATORY NOTE

Fortis Inc. (the “Corporation”) is filing this Form 40-F/A to the Corporation’s Annual Report on Form 40-F, dated February 16, 2017 (the “Form 40-F”), for the sole purpose of re-filing the consent from its independent auditor which inadvertently failed to consent to the incorporation by reference of their audit report contained in the Form 40-F into the Corporation’s effective registration statements filed with the SEC.

Other than the correction to the consent included as Exhibit 99.8, no other changes have been made to the Form 40-F. This Form 40-F/A speaks as of the original time of filing the Form 40-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 40-F.

EXHIBIT INDEX

Exhibit	Description
99.1*	Annual Information Form of the Corporation for the fiscal year ended December 31, 2016
99.2*	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2016
99.3*	Management’s Discussion and Analysis for the fiscal year ended December 31, 2016
99.4*	Chief Executive Officer certification required by Rule 13a-14(a)
99.5*	Chief Financial Officer certification required by Rule 13a-14(a)
99.6*	Chief Executive Officer certification required by Rule 13a-14(b)
99.7*	Chief Financial Officer certification required by Rule 13a-14(b)
99.8	Consent of Independent Registered Public Accounting Firm
99.9*	Amendment to the Corporation’s Code of Business Conduct and Ethics Policy

*Previously filed with the Commission.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FORTIS INC.

	By:	/s/ Karl W. Smith
Karl W. Smith
Date: March 1, 2017		Executive Vice President, Chief Financial Officer