Form 40-F/A
period 2016-12-31
Fortis Inc.
filed 2017-03-17
CIK 1666175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 40‑F/A
(Amendment No. 2)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
Commission file number: 001-37915
__________________________
FORTIS INC.
(Exact name of Registrant as specified in its charter)

Newfoundland and Labrador, Canada	4911	98-0352146
(Province of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada A1E 0E4
(Address and telephone number of Registrant's principal executive offices)
CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590‑9070
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
__________________________
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

Yes ☐ No ☐

EXPLANATORY NOTE
Fortis Inc. (the “Corporation”) is filing this Amendment No. 2 on Form 40-F/A (“Amendment No. 2”) to the Corporation’s Annual Report on Form 40-F, dated February 16, 2017 (the “Original Form 40-F”), as amended by Amendment No. 1 on Form 40-F/A filed on March 1, 2017 (as amended, the “Amended Form 40-F”), for the sole purpose of submitting Exhibit 101 to the Form 40-F as required by General Instruction B(15)(a)(iii) of Form 40-F and Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Registrant’s Original Form 40-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) or Regulation S-T.
Except as set forth above, this Amendment No. 2 does not modify or update any of the disclosures in the Amended Form 40-F. This Amendment No. 2 speaks as of the time of filing the Original Form 40-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Amended Form 40-F.

EXHIBIT INDEX

Exhibit	Description
99.1*	Annual Information Form of the Corporation for the fiscal year ended December 31, 2016
99.2*	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2016
99.3*	Management's Discussion and Analysis for the fiscal year ended December, 31, 2016
99.4*	Chief Executive Officer certification required by Rule 13a-14(a)
99.5*	Chief Financial Officer certification required by Rule 13a-14(a)
99.6*	Chief Executive Officer certification required by Rule 13a-14(b)
99.7*	Chief Financial Officer certification required by Rule 13a-14(b)
99.8*	Consent of Independent Registered Public Accounting Firm
99.9*	Amendment to the Corporation’s Code of Business Conduct and Ethics Policy
101	Interactive Data File

*Previously filed with the Commission.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FORTIS INC.
Date: March 17, 2017	/s/ Karl Smith_______________________________ By: Karl W. Smith Title: Executive Vice President, Chief Financial Officer