Form 40-F
period 2018-12-31
Fortis Inc.
filed 2019-02-15
CIK 1666175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 40‑F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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
428,460,460 Common Shares as of December 31, 2018

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
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
FORWARD LOOKING INFORMATION

This Annual Report on Form 40-F and the exhibits attached hereto (the "Form 40-F") contains forward-looking information within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, collectively referred to as "forward-looking information". Forward-looking information reflects expectations of the Corporation's management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the satisfaction of the conditions, receipt of approvals and the expected timing of the closing of the sale of the Corporation's interest in the Waneta Expansion hydroelectric project; the Corporation's forecast capital expenditures for the period 2019 to 2023 and potential funding sources for the capital expenditure program; the Corporation's forecast rate base for the period 2019 through 2023; the expectation that long-term sustainable growth in rate base will support continuing growth in earnings and dividends; target average annual dividend growth through 2023; the expectation that allocated revenues recognized by ITC Holdings Corp. ("ITC") from Canadian entities reserving transmission over the Ontario or Manitoba interface are not expected to be material to ITC; the expectation that Tucson Electric Power ("TEP") has sufficient generating capacity, together with existing power purchase agreements ("PPAs") and expected generation plant additions, to satisfy the requirements of its customer base and meet future peak demand requirements; the expectation that changes in energy supply costs may increase electricity prices in a manner that adversely affects Newfoundland Power's sales; TEP's expected share of mine reclamation costs; the expectation that the Corporation and its subsidiaries will continue to have reasonable access to long-term capital in 2019; timing of refund payments stemming from the ITC incentive adder complaint and the expectation that the order will not have a material impact on the Corporation's earnings or cash flows; expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions; the nature, timing, benefits, funding sources and expected costs of certain capital projects including, without limitation, the ITC Multi-Value Regional Transmission Projects and 34.5 to 69 kilovolt Transmission Conversion Project, UNS Energy Gila River Natural Gas Generating Station Unit 2, Southline Transmission Project and New Mexico Wind Project, FortisBC Energy expansion of the Tilbury liquefied natural gas facility, Lower Mainland Intermediate Pressure System Upgrade, Eagle Mountain Woodfibre Gas Line Project, and Transmission Integrity Management Capabilities Project, and the Wataynikaneyap Transmission Power Project and additional opportunities beyond the base plan; the expectation that subsidiary operating expenses and interest costs will be paid out of subsidiary operating cash flows; the expectation that cash required to complete subsidiary capital expenditure programs will be sourced from a combination of borrowings under credit facilities, long-term debt offerings and equity injections from Fortis; the expectation that maintaining the targeted capital structure of the Corporation's regulated operating subsidiaries will not have an impact on its ability to pay dividends in the foreseeable future; the expectation that cash required of Fortis to support subsidiary capital expenditure programs and finance acquisitions will be derived from a combination of borrowings under the Corporation's committed corporate credit facility, proceeds from the issuance of common shares, preference shares and long-term debt, and proceeds from non-core asset sales; expected consolidated fixed-term debt maturities and repayments in 2019 and over the next five years; the expectation that the Corporation and its subsidiaries will remain compliant with debt covenants throughout 2019; and the expectation that the adoption of future accounting pronouncements will not have a material impact on the Corporation's consolidated financial statements.

Forward-looking information involves significant risks, uncertainties and assumptions. The Corporation cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the information detailed under the heading "Business Risk Management" on page 30 of management's discussion and analysis for the year ended December 31, 2018, which is filed as Exhibit 99.3 to this Form 40-F and incorporated by reference herein (the "Annual MD&A"), and to continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the "SEC"). Key risk factors for 2019 include, but are not limited to:

•	uncertainty regarding the outcome of regulatory proceedings at the Corporation's utilities;

•	the impact of fluctuations in foreign exchange rates;

•	risk associated with the impacts of less favourable economic conditions on the Corporation's results of operations;

•	risk associated with the completion of the Corporation's 2019 capital expenditure program, including completion of major capital projects in the timelines anticipated and at the expected amounts; and

•	uncertainty in the timing and access to capital markets to arrange sufficient and cost-effective financing to finance, among other things, capital expenditures and the repayment of maturing debt.

All forward-looking information in this Form 40-F is given as of the date of this Form 40-F and the Corporation disclaims any intention or obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

CURRENCY
The Corporation presents its consolidated financial statements in Canadian dollars unless otherwise specified. All dollar amounts in this Form 40-F are stated in Canadian dollars ("$" or "C$"), except where otherwise indicated. On February 13, 2019, the daily average exchange rate (as reported by the Bank of Canada) of United States dollars ("US$") into Canadian dollars was US$1.00 equals C$1.3240.

CERTIFICATIONS
See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. As at December 31, 2018, an evaluation was carried out under the supervision of, and with the participation of, the Corporation's management, including the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures, as defined in the applicable Canadian and United States securities laws. Based on that evaluation, the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer concluded that such disclosure controls and procedures are effective as at December 31, 2018.
MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed by, or under the supervision of, the Corporation's President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer and effected by the Corporation's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Corporation's management, including the Corporation's President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer, assessed the effectiveness of the Corporation's internal control over financial reporting as at December 31, 2018, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as at December 31, 2018, the Corporation's internal control over financial reporting was effective.
Deloitte LLP, an independent registered public accounting firm, has audited the Corporation's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2018 filed as Exhibit 99.2 to this Form 40-F (the "Annual Financial Statements") and has included its attestation report on management's assessment of the Corporation's internal control over financial reporting, which is found on page iii of the Annual Financial Statements.
ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte LLP's attestation report on management's assessment of the Corporation's internal control over financial reporting is found on page iii of the Annual Financial Statements.
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
During the year ended December 31, 2018, there have been no changes in the Corporation's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR
The Corporation did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Corporation has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Tracey C. Ball (Chair), Lawrence T. Borgard, Maura J. Clark, Margarita K. Dilley, Julie A. Dobson, Douglas J. Haughey and Jo Mark Zurel, as described under "Audit Committee - Members" on page 33 of the Corporation's annual information form for the year ended December 31, 2018, which is filed as Exhibit 99.1 to this Form 40-F and incorporated by reference herein (the "AIF").
AUDIT COMMITTEE FINANCIAL EXPERT
The Board has determined that the Corporation has at least one "audit committee financial expert" (as defined in paragraph (8) of General Instruction B to Form 40-F) and that Tracey C. Ball, Maura J. Clark, Margarita K. Dilley and Jo Mark Zurel are the Corporation's "audit committee financial experts" serving on the Audit Committee of the Board. Each of the Audit Committee financial experts is "independent" under applicable listing standards.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Deloitte LLP served as the Corporation's independent public accountant for the fiscal years ended December 31, 2017 and 2018. For a description of the total amount billed to the Corporation by Deloitte LLP for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see "Audit Committee - External Auditor Service Fees" on page 34 of the AIF.
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
During the fiscal year ended December 31, 2018, the Corporation has not granted a waiver from a provision of its code of ethics to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller, or persons performing similar functions.
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
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
For tabular disclosure of the Corporation's contractual obligations, see page 19 of the Annual MD&A, under the heading "Liquidity and Capital Resources - Contractual Obligations".

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
DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT
In accordance with Section 13(r) of the Exchange Act, the Corporation is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Corporation nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2018.
INCORPORATION BY REFERENCE
Fortis' Annual Report on Form 40-F (other than the section entitled "Credit Ratings" in Exhibit 99.1 to this Form 40-F) is incorporated by reference into Fortis' Registration Statements on Form S-8 (File No. 333-215777), Form F-3 (File No. 333-218032), Form S-8 (File No. 333-226663) and Form F-10 (File No. 333-228593).

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Corporation for the fiscal year ended December 31, 2018
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2018
99.3	Management's Discussion and Analysis for the fiscal year ended December 31, 2018
99.4	Chief Executive Officer certification required by Rule 13a-14(a)
99.5	Chief Financial Officer certification required by Rule 13a-14(a)
99.6	Chief Executive Officer certification required by Rule 13a-14(b)
99.7	Chief Financial Officer certification required by Rule 13a-14(b)
99.8	Consent of Deloitte LLP
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40‑F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FORTIS INC.

/s/ Jocelyn H. Perry
Jocelyn H. Perry Executive Vice President, Chief Financial Officer
Date: February 14, 2019