Form 40-F
period 2019-12-31
Fortis Inc.
filed 2020-02-13
CIK 1666175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 40-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
James R. Reid
(709) 737-2800
(Address and telephone number of Registrant's principal executive offices)
_______________________

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590‑9070
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without par value	FTS	New York Stock Exchange
(Title of each class)	(Trading Symbol(s)	(Name of exchange on which registered)
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
463,274,945 Common Shares as of December 31, 2019

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

Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

FORWARD LOOKING INFORMATION

The Corporation includes forward-looking information in this Annual Report on Form 40-F and the exhibits attached hereto (the "Form 40-F") within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of the Corporation's management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2020 and the period 2020 to 2024 and potential funding sources for the capital plan; forecast rate base for 2022 and 2024; the expectation that long-term sustainable growth in rate base will support continuing growth in earnings and dividends; target average annual dividend growth through 2024; the expectation that Tucson Electric Power and UNS Energy Corporation have sufficient generating capacity, together with existing power purchase agreements and expected generation plant additions, to satisfy the requirements of its customer base and meet future peak demand requirements; and the expectation that future increases in energy supply costs will increase Newfoundland Power Inc.'s electricity rates; the expectation that Fortis will remain at the forefront of the industry by leveraging its strengths and partnerships; expected timing, outcome and impact of regulatory decisions; expected or potential funding sources for operating expenses, interest costs and capital expenditure plans; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on its ability to pay dividends in the foreseeable future; expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants throughout 2020; the nature, timing, benefits and expected costs of certain capital projects including the Multi-Value Regional Transmission Projects, 34.5 to 69 kilovolt Transmission Conversion Project, Southline Transmission Project, Oso Grande Wind Project, Transmission Integrity Management Capabilities Project, Inland Gas Upgrades Project, Wataynikaneyap Transmission Power Project and additional opportunities beyond the base plan, including the Lake Erie Connector Project; and the expectation that the adoption of future accounting pronouncements will not have a material adverse impact.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable regulatory decisions and the expectation of regulatory stability; the implementation of the five-year capital plan; no material capital project or financing cost overruns; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant variability in interest rates; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Forward-looking information involves significant risks, uncertainties and assumptions. The Corporation cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the information detailed under the heading "Business Risks" on page 25 of management's discussion and analysis for the year ended December 31, 2019, which is filed as Exhibit 99.3 to this Form 40-F and incorporated by reference herein (the "Annual MD&A"), and to continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the "SEC"). Key risk factors for 2020 include, but are not limited to:

•	uncertainty regarding the outcome of regulatory proceedings at the Corporation's utilities;

•	risks associated with climate change, physical risks and service disruption;

•	the impact of fluctuations in interest rates;

•	the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation; and

•	risks associated with acquisitions and capital projects.

All forward-looking information in this Form 40-F is given as of the date of this Form 40-F and the Corporation disclaims any intention or obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

CURRENCY
The Corporation presents its consolidated financial statements in Canadian dollars unless otherwise specified. All dollar amounts in this Form 40-F are stated in Canadian dollars ("$" or "C$"), except where otherwise indicated. On February 12, 2020, the daily average exchange rate (as reported by the Bank of Canada) of United States dollars ("US$") into Canadian dollars was US$1.00 equals C$1.33.

CERTIFICATIONS
See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. As of December 31, 2019, an evaluation was carried out under the supervision of, and with the participation of, the Corporation's management, including the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures, as defined in the applicable Canadian and United States securities laws. Based on that evaluation, the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer concluded that such disclosure controls and procedures are effective as of December 31, 2019.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed by, or under the supervision of, the Corporation's President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer and effected by the Corporation's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation's management, including the Corporation's President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer, assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2019, the Corporation's internal control over financial reporting was effective.

Deloitte LLP, an independent registered public accounting firm, has audited the Corporation's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2019 filed as Exhibit 99.2 to this Form 40-F (the "Annual Financial Statements"), and has included its attestation report on management’s assessment of the Corporation’s internal control over financial reporting, which is found on page v of the Annual Financial Statements.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte LLP's attestation report on management’s assessment of the Corporation's internal control over financial reporting is found on page v of the Annual Financial Statements.

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

During the year ended December 31, 2019, there have been no changes in the Corporation's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Corporation did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Corporation has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Tracey C. Ball (Chair), Lawrence T. Borgard, Maura J. Clark, Margarita K. Dilley, Julie A. Dobson, Douglas J. Haughey and Jo Mark Zurel, as described under "Audit Committee - Members" on page 33 of the Corporation's annual information form for the year ended December 31, 2019, which is filed as Exhibit 99.1 to this Form 40-F and incorporated by reference herein (the "AIF").

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP served as the Corporation's independent public accountant for the fiscal years ended December 31, 2019 and 2018. For a description of the total amount billed to the Corporation by Deloitte LLP for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see "Audit Committee - External Auditor Service Fees" on page 36 of the AIF.

No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S‑X.

AUDIT COMMITTEE PRE‑APPROVAL POLICIES AND PROCEDURES

For a description of the pre-approval policies and procedures of the Corporation's Audit Committee, see "Audit Committee - Pre-Approval Policies and Procedures" on page 36 of the AIF.

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

During the fiscal year ended December 31, 2019, the Corporation amended its code of ethics and such amendments became effective as of January 1, 2020. The amended code of ethics, now entitled "code of conduct", has been significantly reformatted from a plain, legalistic document with numbered sections to a more user-friendly and engaging format which uses, among other things, simple language, color photographs and graphics, side notes, and question and answer sections addressing hypothetical issues that could arise in the workplace. The amended code of ethics is filed as an Exhibit 99.9, and the key amendments are described below:

•
Message from the President and Chief Executive Officer - The code includes an introductory message from the Corporation's President and Chief Executive Officer, which reinforces the key principles of honesty, integrity, and professionalism; encourages speaking up regarding things of concern; and notes the requirement that those subject to the code complete an annual certification.

•
Being Your Best - The code includes a list of general behaviors expected of all who are subject to the code, as well as the general principles that guide the actions and decisions of leaders in applying the code.

•
Respect, Inclusion and Diversity - The code contains new and expanded treatment of respect, inclusion and diversity in the workplace, and references the Corporation’s Respectful Workplace Policy and new Inclusion and Diversity Commitment.

•	Social Responsibility, the Environment and Sustainability - The code includes expanded discussion of the Corporation's commitment to social responsibility and sustainability.

•	Fitness for Duty - The code addresses an employee's responsibility regarding fitness for duty and refers to the Corporation's Drugs and Alcohol in the Workplace Policy.

•
Federal Energy Regulatory Commission, or FERC - The code references the Corporation's FERC Compliance Manual, which reinforces the Corporation's expectation that its operating utilities strictly comply with all applicable regulatory obligations.

•	Anti-Corruption - The code references the Corporation's Anti-Corruption Policy and Anti-Corruption Procedures which were adopted since the previous version of the code.

•
Political Engagement and Lobbying - The code references the Corporation's revised Political Engagement Policy and related obligations regarding compliance with lobbying regulations in accordance with the Corporation's Anti-Corruption Policy.

•	Records Management - The code includes a section on records management which references the Corporation's Records Management Policy and Records Retention Schedule.

•
Where to Go for Help - The code references the new position of "Administrator" under the Corporation's Whistleblower Policy and reinforces the availability of reporting and issue resolution processes that exist under other specific-purpose policies, such as the Corporation's Respectful Workplace Policy.

•	Other Policies and Related Materials - The code includes a summary list of all other referenced Corporation policies and related materials.

During the fiscal year ended December 31, 2019, the Corporation has not granted a waiver from a provision of its code of ethics to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller, or persons performing similar functions.

OFF‑BALANCE SHEET ARRANGEMENTS

Except for letters of credit outstanding of $114 million as at December 31, 2019 and certain unrecorded commitments disclosed under the heading "Liquidity and Capital Resources - Contractual Obligations" on page 20 of the Annual MD&A, the Corporation has not entered into any "off-balance sheet arrangements", as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Corporation's financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For tabular disclosure of the Corporation's contractual obligations, see page 20 of the Annual MD&A, under the heading "Liquidity and Capital Resources - Contractual Obligations".

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

UNDERTAKING

The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

In accordance with Section 13(r) of the Exchange Act, the Corporation is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Corporation nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2019.

INCORPORATION BY REFERENCE

Fortis' Annual Report on Form 40-F (other than the section entitled "Credit Ratings" in Exhibit 99.1 to this Form 40-F) is incorporated by reference into Fortis' Registration Statements on Form S-8 (File No. 333-215777), Form F-3D (File No. 333-218032), Form S-8 (File No. 333-226663), Form F-10 (File No. 333-228593) and Form S-8 (File No. 333-236213).

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Corporation dated February 12, 2020
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2019
99.3	Management's Discussion and Analysis for the fiscal year ended December 31, 2019
99.4	Chief Executive Officer certification required by Rule 13a-14(a)
99.5	Chief Financial Officer certification required by Rule 13a-14(a)
99.6	Chief Executive Officer certification required by Rule 13a-14(b)
99.7	Chief Financial Officer certification required by Rule 13a-14(b)
99.8	Consent of Deloitte LLP
99.9	Code of Conduct of the Corporation, amended as of January 1, 2020
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40‑F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FORTIS INC.

/s/ Jocelyn H. Perry
Jocelyn H. Perry Executive Vice President, Chief Financial Officer
Date: February 13, 2020