Form 40-F/A
period 2019-12-31
Fortis Inc.
filed 2020-04-02
CIK 1666175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 40-F/A
(Amendment No. 1)
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

EXPLANATORY NOTE

Fortis Inc. (the "Corporation") is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2019, which was filed with the Securities and Exchange Commission (the "Commission") on February 13, 2020 (the "Original Annual Report"), solely for the purpose of correcting an inadvertent typographical error in the consent of Deloitte LLP ("Deloitte"), dated February 13, 2020, filed as Exhibit 99.8 to the Original Annual Report.

The error in Exhibit 99.8 to the Original Annual Report being corrected by this Amendment No. 1 is changing the date of the reports of Deloitte referenced in the consent of Deloitte from February 13, 2020 to the correct date of such reports, February 12, 2020. For this purpose, a corrected consent of Deloitte is being filed as Exhibit 99.8 to this Amendment No. 1.

Other than the correction of the error in the consent of Deloitte previously filed as Exhibit 99.8 to the Original Annual Report as described above, no other changes have been made to the Original Annual Report and this Amendment No. 1 does not, and does not purpose to, update, amend, restate or modify the information, statements or disclosures in the Original Annual Report, or otherwise update the Original Annual Report for any events that have occurred after the Original Annual Report was filed with the Commission.

UNDERTAKING

The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Corporation has previously filed with the Commission a written consent to service of process on Form F-X. Any change to the name or address of the Corporation’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Corporation.

EXHIBIT INDEX

Exhibit	Description
99.1*	Annual Information Form of the Corporation dated February 12, 2020
99.2*	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2019
99.3*	Management's Discussion and Analysis for the fiscal year ended December 31, 2019
99.4**	Chief Executive Officer certification required by Rule 13a-14(a)
99.5**	Chief Financial Officer certification required by Rule 13a-14(a)
99.6*	Chief Executive Officer certification required by Rule 13a-14(b)
99.7*	Chief Financial Officer certification required by Rule 13a-14(b)
99.8**	Consent of Deloitte LLP
99.9*	Code of Conduct of the Corporation, amended as of January 1, 2020
101.INS*	XBRL Instance
101.SCH*	XBRL Taxonomy Extension Schema
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	XBRL Taxonomy Extension Definition Linkbase
101.LAB*	XBRL Taxonomy Extension Label Linkbase
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase
_______________
* Previously filed.
** Filed herewith.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40‑F and has duly caused this Amendment No. 1 to the Original Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

FORTIS INC.

/s/ Jocelyn H. Perry
Jocelyn H. Perry Executive Vice President, Chief Financial Officer
Date: April 2, 2020

4