Form 40-F
period 2020-12-31
Fortis Inc.
filed 2021-02-12
CIK 1666175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 40-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
_______________________

CT Corporation System
28 Liberty Street
New York, New York 10015
(212) 894-8940
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
466,770,392 Common Shares as of December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒

EXPLANATORY NOTE

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

FORWARD LOOKING INFORMATION

The Corporation includes forward-looking information in this Annual Report on Form 40-F and the exhibits attached hereto (the "Form 40-F") within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of the Corporation's management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2021-2025 and expected funding sources; the 2035 carbon emissions reduction target; forecast rate base and rate base growth for 2023 and 2025; the expectation that long-term growth in rate base will support earnings and dividend growth; target average annual dividend growth through 2025; the expectation that future increases in energy supply costs will increase electricity rates that Newfoundland Power charges to its customers; TEP's carbon emissions reduction target and projected asset mix; FortisBC's 2030 greenhouse gas emission target and renewable gas target; the expectation that the COVID-19 Pandemic will not have a material financial impact in 2021 and will not impact the five-year capital plan; the expectation that Fortis will remain at the forefront of the industry and is well positioned to capitalize on evolving industry opportunities; expected timing, outcome and impact of regulatory decisions; expected or potential funding sources for operating expenses, interest costs and capital plans; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on its ability to pay dividends in the foreseeable future; expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants in 2021;

the nature, timing, benefits and expected costs of certain capital projects including the Multi-Value Regional Transmission Projects, Transmission Conversion Project, Vail-to-Tortolita Project, Oso Grande Wind Project, Lower Mainland Intermediate Pressure System Upgrade, Eagle Mountain Woodfibre Gas Line Project; Transmission Integrity Management Capabilities Project, Inland Gas Upgrades Project, Tilbury 1B Project, Tilbury LNG Resiliency Tank, AMI Project, Wataynikaneyap Transmission Power Project and additional opportunities beyond the capital plan, including the Lake Erie Connector Project; and the expectation that the adoption of future accounting pronouncements will not have a material adverse impact.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material adverse effects from the COVID-19 pandemic; reasonable regulatory decisions and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant variability in interest rates; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Forward-looking information involves significant risks, uncertainties and assumptions. The Corporation cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the information detailed under the heading "Business Risks" on page 28 of management's discussion and analysis for the year ended December 31, 2020, which is filed as Exhibit 99.3 to this Form 40-F and incorporated by reference herein (the "Annual MD&A"), and to continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the "SEC"). Key risk factors for 2021 include, but are not limited to:

•uncertainty regarding the outcome of regulatory proceedings at the Corporation's utilities;
•risks associated with climate change, physical risks and service disruption;
•the impact of pandemics and public health crises, including the COVID-19 pandemic;
•risks related to environmental laws and regulations;
•risks associated with capital projects and the impact on the Corporation's continued growth; and
•the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation

All forward-looking information in this Form 40-F is given as of the date of this Form 40-F and the Corporation disclaims any intention or obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

CURRENCY
The Corporation presents its consolidated financial statements in Canadian dollars unless otherwise specified. All dollar amounts in this Form 40-F are stated in Canadian dollars ("$" or "C$"), except where otherwise indicated. On February 11, 2021, the daily average exchange rate (as reported by the Bank of Canada) of United States dollars ("US$") into Canadian dollars was US$1.00 equals C$1.27.

CERTIFICATIONS
See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. As of December 31, 2020, an evaluation was carried out under the supervision of, and with the participation of, the Corporation's management, including the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures, as defined in the applicable Canadian and United States securities laws. Based on that evaluation, the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer concluded that such disclosure controls and procedures are effective as of December 31, 2020.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed by, or under the supervision of, the Corporation's President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer and effected by the Corporation's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation's management, including the Corporation's President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer, assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2020, the Corporation's internal control over financial reporting was effective.

Deloitte LLP, an independent registered public accounting firm, has audited the Corporation's Audited Consolidated Financial Statements for the fiscal year ended December 31, 2020 filed as Exhibit 99.2 to this Form 40-F (the "Annual Financial Statements"), and has included its attestation report on management’s assessment of the Corporation’s internal control over financial reporting, which is found on page i of the Annual Financial Statements.

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

During the year ended December 31, 2020, there have been no changes in the Corporation's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Corporation did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Corporation has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Tracey C. Ball (Chair), Lawrence T. Borgard, Maura J. Clark, Margarita K. Dilley, Douglas J. Haughey and Jo Mark Zurel, as described under "Audit Committee - Members" on page 32 of the Corporation's annual information form for the year ended December 31, 2020, which is filed as Exhibit 99.1 to this Form 40-F and incorporated by reference herein (the "AIF").

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

CODE OF ETHICS

The Corporation has a "code of ethics" (as defined in paragraph (9)(b) of General Instruction B to Form 40-F) that applies to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. The Corporation's code of ethics is available on the Corporation's website at https://www.fortisinc.com/ or, without charge, upon request from the Corporate Secretary, Fortis Inc., Fortis Place, Suite 1100, 5 Springdale Street, St. John's, Newfoundland and Labrador, Canada A1E 0E4 (telephone (709) 737-2800).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP served as the Corporation's independent public accountant for the fiscal years ended December 31, 2020 and 2019. For a description of the total amount billed to the Corporation by Deloitte LLP for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see "Audit Committee - External Auditor Service Fees" on page 33 of the AIF.

AUDIT COMMITTEE PRE‑APPROVAL POLICIES AND PROCEDURES

For a description of the pre-approval policies and procedures of the Corporation's Audit Committee, see "Audit Committee - Pre-Approval Policies and Procedures" on page 33 of the AIF.

No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S‑X.

OFF‑BALANCE SHEET ARRANGEMENTS

Except for letters of credit outstanding of $130 million as at December 31, 2020 and certain unrecorded commitments disclosed under the heading "Liquidity and Capital Resources - Contractual Obligations" on page 19 of the Annual MD&A, the Corporation has not entered into any "off-balance sheet arrangements", as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Corporation's financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For tabular disclosure of the Corporation's contractual obligations, see page 22 of the Annual MD&A, under the heading "Liquidity and Capital Resources - Contractual Obligations".

COMPARISON OF NYSE CORPORATE GOVERNANCE RULES

The Corporation is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange (the "TSX"), the Canadian securities regulatory authorities, the New York Stock Exchange (the "NYSE") and the SEC. The Corporation is listed on the NYSE and, although the Corporation is not required to comply with most of the NYSE corporate governance requirements to which the Corporation would be subject if it were a U.S. corporation, the Corporation's governance practices differ from those required of U.S. domestic issuers only as described herein. The NYSE rules for U.S. domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Corporation has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the open market. The NYSE rules for U.S. domestic issuers also require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, are, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding prior to the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25%. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Corporation complies with the TSX rules described in this paragraph.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

In accordance with Section 13(r) of the Exchange Act, the Corporation is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Corporation nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2020.

INCORPORATION BY REFERENCE

Fortis' Annual Report on Form 40-F (other than the section entitled "Credit Ratings" in Exhibit 99.1 to this Form 40-F) is incorporated by reference into Fortis' Registration Statements on Form S-8 (File No. 333-215777), Form S-8 (File No. 333-226663), Form S-8 (File No. 333-236213), Form F-3 (File No. 333-249039), and Form F-10 (File No. 333-250996).

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Corporation dated February 11, 2021
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2020
99.3	Management's Discussion and Analysis for the fiscal year ended December 31, 2020
99.4	Chief Executive Officer certification required by Rule 13a-14(a)
99.5	Chief Financial Officer certification required by Rule 13a-14(a)
99.6	Chief Executive Officer certification required by Rule 13a-14(b)
99.7	Chief Financial Officer certification required by Rule 13a-14(b)
99.8	Consent of Deloitte LLP
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40‑F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FORTIS INC.

/s/ Jocelyn H. Perry
Jocelyn H. Perry Executive Vice President, Chief Financial Officer
Date: February 12, 2021