Form 40-F
period 2021-12-31
Fortis Inc.
filed 2022-02-11
CIK 1666175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 40-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
474,763,094 Common Shares as of December 31, 2021

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒

EXPLANATORY NOTE

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

FORWARD LOOKING INFORMATION

The Corporation includes forward-looking information in this Annual Report on Form 40-F and the exhibits attached hereto (the "Form 40-F") within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of the Corporation's management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2022-2026 and expected funding sources; the 2035 carbon emissions reduction target, how that target is expected to be achieved and the projected asset mix upon achieving the target; forecast rate base and rate base growth to 2026; the expectation that the COVID-19 pandemic will not have a material financial impact in 2022 and will not impact the five-year capital plan; the expectation that Fortis is well positioned to capitalize on evolving industry opportunities, including additional opportunities beyond the capital plan; the expectation that long-term growth in rate base will support earnings and dividend growth; targeted average annual dividend growth through 2025; the expected timing, outcome and impact of regulatory decisions; the expected or potential funding sources for operating expenses, interest costs and capital plans; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; the expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants in 2022; the expected uses of proceeds from debt financings; the targeted capital structure; the expected in-service dates for certain projects and facilities; Tucson

Electric Power's 2035 carbon emissions reduction target and projected asset mix; FortisBC's combined 2030 greenhouse gas emissions reduction target and renewable gas target; the expected timing of updates on climate scenario analysis work; the expected timing for achieving new board diversity targets; Tucson Electric Power's estimated mine reclamation costs; and the nature and expected timing, benefits and costs of certain capital projects including the Multi-Value Regional Transmission Projects, Transmission Conversion Project, Vail-to-Tortolita Project, Lower Mainland Intermediate Pressure System Upgrade, Okanagan Capacity Upgrade, Eagle Mountain Woodfibre Gas Line Project, Transmission Integrity Management Capabilities Project, Inland Gas Upgrades Project, Tilbury 1B Project, Tilbury LNG Storage Expansion, AMI Project, Wataynikaneyap Transmission Power Project and additional opportunities above and beyond the capital plan; and the expectation that the adoption of future accounting pronouncements will not have a material adverse impact.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material adverse effects from the COVID-19 pandemic; reasonable regulatory decisions and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the Corporation's board of directors (the "Board") exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant variability in interest rates; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Forward-looking information involves significant risks, uncertainties and assumptions. The Corporation cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the information detailed under the heading "Business Risks" on page 25 of the Annual MD&A (as defined below), and to continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the "SEC"). Key risk factors for 2022 include, but are not limited to:

•risks associated with changes in utility regulation, including the outcome of regulatory proceedings at the Corporation's utilities;
•risks associated with climate change, physical risks and service disruption;
•risks related to environmental laws and regulations;
•the impact of pandemics and public health crises, including the COVID-19 pandemic;
•risks associated with capital projects and the impact on the Corporation's continued growth; and
•risks associated with cybersecurity, including potential disruptions to the operation of electric generation, transmission, distribution and gas facilities, and financial or general business operations, as well as the risk of misappropriation and/or disclosure of confidential and proprietary information.

All forward-looking information in this Form 40-F is given as of the date of this Form 40-F and the Corporation disclaims any intention or obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.
CURRENCY
The Corporation presents its consolidated financial statements in Canadian dollars unless otherwise specified. All dollar amounts in this Form 40-F are stated in Canadian dollars ("$" or "C$"), except where otherwise indicated. On February 10, 2022, the daily average exchange rate (as reported by the Bank of Canada) of United States dollars ("US$") into Canadian dollars was US$1.00 equals C$1.27.

CANADIAN ANNUAL DISCLOSURE DOCUMENTS
The following documents are filed as exhibits to this Form 40-F:

1.The Annual Information Form for the fiscal year ended December 31, 2021, which is filed as Exhibit 99.1 to this Form 40-F and incorporated by reference herein (the "AIF");

2.Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021, which is filed as Exhibit 99.2 to this Form 40-F and incorporated by reference herein (the "Annual Financial Statements"); and

3.Management's Discussion and Analysis for the fiscal year ended December 31, 2021, which is filed as Exhibit 99.3 to this Form 40-F and incorporated by reference herein (the "Annual MD&A").

CERTIFICATIONS

See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. As of December 31, 2021, an evaluation was carried out under the supervision of, and with the participation of, the Corporation's management, including the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures, as defined in the applicable Canadian and United States securities laws. Based on that evaluation, the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer concluded that such disclosure controls and procedures are effective as of December 31, 2021.

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

The Corporation's management, including the Corporation's President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer, assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2021, the Corporation's internal control over financial reporting was effective.

Deloitte LLP, an independent registered public accounting firm, has audited the Annual Financial Statements, and has included its attestation report on management's assessment of the Corporation's internal control over financial reporting, which is found on page 2 of the Annual Financial Statements.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte LLP's attestation report on management's assessment of the Corporation's internal control over financial reporting is found on page 5 of the Annual Financial Statements.

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

During the year ended December 31, 2021, there have been no changes in the Corporation's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Corporation did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Corporation has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Maura J. Clark (Chair), Tracey C. Ball, Lawrence T. Borgard, Margarita K. Dilley, Douglas J. Haughey, Gianna M. Manes and Jo Mark Zurel, as described under "Audit Committee - Members" on page 28 of the AIF.

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

CODE OF ETHICS

The Corporation has a "code of ethics" (as defined in paragraph (9)(b) of General Instruction B to Form 40-F) that applies to all the Corporation’s employees, officers and directors, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions. The Corporation's code of ethics (referred to as the "Code of Conduct") is available on the Corporation's website at https://www.fortisinc.com/ or, without charge, upon request from the Corporate Secretary, Fortis Inc., Fortis Place, Suite 1100, 5 Springdale Street, St. John's, Newfoundland and Labrador, Canada A1E 0E4 (telephone (709) 737-2800).

During the fiscal year ended December 31, 2021, the Code of Conduct was amended as follows:

•On March 17, 2021, the Code of Conduct was amended to reflect that David G. Hutchens became the Corporation’s President and Chief Executive Officer effective January 1, 2021, update the message from the President and Chief Executive Officer, and add a brief statement in the Code of Conduct on the purpose and values of the Corporation. An amended version of the Code of Conduct was furnished as an exhibit to a report on Form 6-K filed by the Corporation on April 8, 2021;

•On May 6, 2021, the Code of Conduct was amended to reflect that Maura J. Clark had assumed the role of Chair of the Corporation's Audit Committee and update the contact information for communicating with the Audit Committee Chair under the Corporation's "whistleblower" reporting processes described in the Code of Conduct. An amended version of the Code of Conduct was furnished as an exhibit to a report on Form 6-K filed by the Corporation on May 11, 2021; and

•On November 17, 2021, the Code of Conduct was amended with effect from January 1, 2022, among other things, to describe the Corporation's commitment to supporting a culture of diversity, equity and inclusion in the workplace, emphasize the Corporation's zero tolerance for unethical conduct or breaches of integrity, add an ethical decision-making framework section to the Code of Conduct, add a section on anti-money laundering to the Code of Conduct, and reflect certain other technical, organizational and administrative changes. An amended version of the Code of Conduct was furnished as an exhibit to a report on Form 6-K filed by the Corporation on January 14, 2022.

An amended version of the Code of Conduct, which reflects the revisions described above, is filed as an exhibit to this Form 40-F. Except as described above, during the fiscal year ended December 31, 2021 there have not been any other amendments to, or waivers of, including implicit waivers of, any provision of the Code of Conduct which is applicable to the Corporation's Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP served as the Corporation's independent public accountant for the fiscal years ended December 31, 2021 and 2020. For a description of the total amount billed to the Corporation by Deloitte LLP for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see "Audit Committee - External Auditor Service Fees" on page 29 of the AIF.

AUDIT COMMITTEE PRE‑APPROVAL POLICIES AND PROCEDURES

For a description of the pre-approval policies and procedures of the Corporation's Audit Committee, see "Audit Committee - Pre-Approval Policies and Procedures" on page 28 of the AIF.

No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S‑X.

OFF‑BALANCE SHEET ARRANGEMENTS

Except for letters of credit outstanding of $115 million as at December 31, 2021 and certain unrecorded commitments disclosed under the heading "Liquidity and Capital Resources - Contractual Obligations" on page 16 of the Annual MD&A, the Corporation has not entered into any "off-balance sheet arrangements", as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Corporation's financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

In accordance with Section 13(r) of the Exchange Act, the Corporation is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Corporation nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2021.

INCORPORATION BY REFERENCE

The Corporation's Annual Report on Form 40-F (other than the section entitled "Credit Ratings" in Exhibit 99.1 to this Form 40-F) is incorporated by reference into the Corporation's Registration Statements on Form S-8 (File No. 333-215777), Form S-8 (File No. 333-226663), Form S-8 (File No. 333-236213), Form F-3 (File No. 333-249039), and Form F-10 (File No. 333-250996).

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form of the Corporation dated February 10, 2022
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021
99.3	Management's Discussion and Analysis for the fiscal year ended December 31, 2021
99.4	Chief Executive Officer certification required by Rule 13a-14(a)
99.5	Chief Financial Officer certification required by Rule 13a-14(a)
99.6	Chief Executive Officer certification required by Rule 13a-14(b)
99.7	Chief Financial Officer certification required by Rule 13a-14(b)
99.8	Consent of Deloitte LLP
99.9	Code of Conduct dated January 1, 2022
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40‑F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FORTIS INC.

/s/ Jocelyn H. Perry
Jocelyn H. Perry Executive Vice President, Chief Financial Officer
Date: February 11, 2022