Form 40-F
period 2023-12-31
Fortis Inc.
filed 2024-02-09
CIK 1666175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 40-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
490,588,502 Common Shares as of December 31, 2023

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

FORWARD LOOKING INFORMATION

The Corporation includes forward-looking information in this Annual Report on Form 40-F and the exhibits attached hereto (the "Form 40-F") within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of the Corporation's management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2024-2028, including cleaner energy investments; annual dividend growth guidance through 2028; the expected funding sources for the capital plan; the expected sources of common equity proceeds; the 2030 and 2035 direct GHG emissions reduction targets; TEP's 2023 Integrated Resource Plan and its plan to exit from coal generation by 2032; the 2050 net-zero direct GHG emissions target; forecast rate base and rate base growth rate for 2024 and through 2028; the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2028; the potential impact of government policies to address climate change and the resultant impact on the competitiveness of natural gas relative to other energy sources; the expected in-service dates for certain projects; the expected output of FortisBC Electric's Kootenay River system plants in the event of the termination of the CPA; the expected timing of the finalization of fuel supply contracts at Caribbean Utilities; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; TEP's estimated mine reclamation costs; the expectation that the Corporation is well-positioned for future investment opportunities that will drive significant investment; the recovery of the GCOC decision in customer rates and the collection of the associated revenue deficiency deferral; the nature, timing, benefits and expected costs of certain capital projects, including ITC's transmission projects associated with the MISO LRTP, the Roadrunner Reserve Battery Storage Project, the Vail-to-Tortolita Transmission Project, IRP Energy Resources, the Eagle Mountain Woodfibre Gas Line Project, the Tilbury LNG Storage Expansion, the AMI Project; the Tilbury 1B Project, the Okanagan Capacity Upgrade, the Wataynikaneyap Transmission Power Project, and additional opportunities beyond the capital plan, including investments associated with the IRA, the MISO LRTP, UNS Energy's 2023 IRPs, FortisBC Energy's LNG infrastructure, the Propel New York Energy Project, climate adaptation and grid resiliency, further gas infrastructure opportunities in British Columbia, and other cleaner energy infrastructure; the expectation that advancements in the use of hydrogen and renewable natural gas will further contribute to carbon reduction; how GHG emissions targets are expected to be achieved, including TEP's plan to exit coal and the expectation that reliability and affordability will remain key priorities; the release of the 2024 climate report and expected contents thereof; the targeted capital structure; the expected or potential funding sources for operating expenses, interest costs and capital expenditures; the expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; the expectation that the Corporation and its subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants in 2024; the expected uses of proceeds from debt financings; the performance of contractual obligations to provide equity capital to the Wataynikaneyap Partnership; the potential impact of the recognition of goodwill impairment losses; and the potential and expected impacts of income tax compliance examinations, the U.S. corporate alternative minimum income tax and the enactment of draft Canadian legislation with respect to interest deductibility limitations and global minimum tax.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable legal and regulatory decisions and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; the Corporation's board of directors (the "Board") exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Forward-looking information involves significant risks, uncertainties and assumptions. The Corporation cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the information detailed under the heading "Business Risks" on page 25 of the Annual MD&A (as defined below), and to continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the "SEC"). Key risk factors for 2024 include, but are not limited to:

•risks associated with changes in utility regulation, including the outcome of regulatory proceedings at the Corporation's utilities;
•physical risks related to the provision of electric and gas service, which can be exacerbated by the impacts of climate change;
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
CURRENCY

The Corporation presents its consolidated financial statements in Canadian dollars unless otherwise specified. All dollar amounts in this Form 40-F are stated in Canadian dollars ("$" or "C$"), except where otherwise indicated. On February 8, 2024, the daily average exchange rate (as reported by the Bank of Canada) of United States dollars ("US$") into Canadian dollars was US$1.00 equals C$1.35.

CANADIAN ANNUAL DISCLOSURE DOCUMENTS

The following documents are filed as exhibits to this Form 40-F:

1.The Annual Information Form for the fiscal year ended December 31, 2023, which is filed as Exhibit 99.1 to this Form 40-F and incorporated by reference herein (the "AIF");

2.Audited Consolidated Financial Statements for the fiscal year ended December 31, 2023, which are filed as Exhibit 99.2 to this Form 40-F and incorporated by reference herein (the "Annual Financial Statements"); and

3.Management's Discussion and Analysis for the fiscal year ended December 31, 2023, which is filed as Exhibit 99.3 to this Form 40-F and incorporated by reference herein (the "Annual MD&A").

CERTIFICATIONS

See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Form 40-F.
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. As of December 31, 2023, an evaluation was carried out under the supervision of, and with the participation of, the Corporation's management, including the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures, as defined in the applicable Canadian and United States securities laws. Based on that evaluation, the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer concluded that such disclosure controls and procedures are effective as of December 31, 2023.

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

The Corporation's management, including the Corporation's President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer, assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2023, the Corporation's internal control over financial reporting was effective.

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

During the year ended December 31, 2023, there have been no changes in the Corporation's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Corporation did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Corporation has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Maura J. Clark (Chair), Tracey C. Ball, Lawrence T. Borgard, Margarita K. Dilley, Lisa L. Durocher, Donald R. Marchand and Jo Mark Zurel, as described under "Audit Committee - Members" on page 27 of the AIF.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that the Corporation has at least one "audit committee financial expert" (as defined in paragraph (8) of General Instruction B to Form 40-F) and that Tracey C. Ball, Maura J. Clark, Margarita K. Dilley, Donald R. Marchand and Jo Mark Zurel are the Corporation's "audit committee financial experts" serving on the Audit Committee of the Board. Each of the audit committee financial experts is "independent" under applicable listing standards.

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

On December 6, 2023, the Code of Conduct was amended with effect from January 1, 2024 to:

•describe the Corporation's commitment to human rights, including international labour conventions;
•emphasize the Corporation's expectation of ethical conduct by the Corporation's vendors;
•add a section regarding periodic internal audits to monitor employee compliance with the Code of Conduct and other policies of the Corporation;
•add references to the Corporation's newly adopted Human Rights Statement and Vendor Code of Conduct;
•refer to the Corporation's greenhouse gas emission reduction goals;
•add content on objectives, process and disclosure regarding support of trade associations and political advocacy activities;
•update best practices for protecting confidential information;
•add sections on cybersecurity and the use of artificial intelligence; and
•reflect certain other editorial, organizational and administrative changes.

An amended version of the Code of Conduct was furnished as an exhibit to a report on Form 6-K filed by the Corporation on January 12, 2024.

An amended version of the Code of Conduct, which reflects the revisions described above, is filed as an exhibit to this Form 40-F.

Except as described above, during the fiscal year ended December 31, 2023 there have not been any amendments to, or waivers of, including implicit waivers of, any provision of the Code of Conduct which is applicable to the Corporation's Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP served as the Corporation's independent public accountant for the fiscal years ended December 31, 2023 and 2022. For a description of the total amount billed to the Corporation by Deloitte LLP for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see "Audit Committee - External Auditor Service Fees" on page 28 of the AIF.

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

OFF‑BALANCE SHEET ARRANGEMENTS

Except for letters of credit outstanding of $101 million as at December 31, 2023 and certain unrecorded commitments disclosed under the heading "Liquidity and Capital Resources - Contractual Obligations" on page 20 of the Annual MD&A, the Corporation has not entered into any "off-balance sheet arrangements", as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Corporation's financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Corporation has adopted a compensation recovery policy effective October 2, 2023 (referred to as the “Executive Compensation Clawback Policy”) as required by NYSE listing standards and pursuant to Rule 10D-1 of the Exchange Act. The Executive Compensation Clawback Policy is filed as Exhibit 97 to this Form 40-F. At no time during or after the fiscal year ended December 31, 2023 (as of the date of this Annual Report), was the Corporation required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Executive Compensation Clawback Policy and, as of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Executive Compensation Clawback Policy to a prior restatement.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

In accordance with Section 13(r) of the Exchange Act, the Corporation is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Corporation nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2023.

INCORPORATION BY REFERENCE

The Corporation's Annual Report on Form 40-F (other than the section entitled "Credit Ratings" in Exhibit 99.1 to this Form 40-F) is incorporated by reference into the Corporation's Registration Statements on Form S-8 (File No. 333-226663), Form S-8 (File No. 333-236213), Form F-3 (File No. 333-249039), Form F-10 (File No. 333-268493), Form S-8 (File No. 333-264838), Form S-8 (File No. 333-276111) and Form S-8 (File No. 333-276112).

EXHIBIT INDEX

Exhibit	Description
97	Executive Compensation Clawback Policy effective October 2, 2023
99.1	Annual Information Form of the Corporation dated February 8, 2024
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2023
99.3	Management's Discussion and Analysis for the fiscal year ended December 31, 2023
99.4	Chief Executive Officer certification required by Rule 13a-14(a)
99.5	Chief Financial Officer certification required by Rule 13a-14(a)
99.6	Chief Executive Officer certification required by Rule 13a-14(b)
99.7	Chief Financial Officer certification required by Rule 13a-14(b)
99.8	Consent of Deloitte LLP
99.9	Code of Conduct dated January 1, 2024
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40‑F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FORTIS INC.

/s/ Jocelyn H. Perry
Jocelyn H. Perry Executive Vice President, Chief Financial Officer
Date: February 9, 2024