Form 40-F
period 2025-12-31
Fortis Inc.
filed 2026-02-12
CIK 1666175

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 40-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
Commission file number: 001-37915
_______________________
FORTIS INC.
(Exact name of Registrant as specified in its charter)

Newfoundland and Labrador, Canada	4911	98-0352146
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Fortis Place, Suite 1100
5 Springdale Street
St. John's, Newfoundland and Labrador
Canada A1E 0E4

(709) 737-2800
(Address and telephone number of Registrant's principal executive offices)
_______________________

CT Corporation System
28 Liberty Street
New York, New York 10015
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act:

Common Shares, without par value	FTS	New York Stock Exchange
(Title of each class)	(Trading Symbol(s))	(Name of exchange on which registered)
Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:
None
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:
☒ Annual information form  ☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
507,340,068 Common Shares as of December 31, 2025

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).    ☐

EXPLANATORY NOTE

Fortis Inc. (the "Corporation" or "Fortis") is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Corporation is a "foreign private issuer" as defined in Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Corporation are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. However, the recent enactment of the Holding Foreign Insiders Accountable Act will require directors and officers of foreign private issuers to comply with the insider reporting rules under Section 16(a) of the Exchange Act. As a result, subject to any applicable exemptions, directors and officers of the Corporation will be required to file with the U.S. Securities and Exchange Commission (the "SEC") reports of their ownership of and trades in the Corporation's equity securities.

FORWARD LOOKING INFORMATION

The Corporation includes forward-looking information in this Annual Report on Form 40-F and the exhibits attached hereto (the "Form 40-F") within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of the Corporation's management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2026 through 2030; expected funding sources for the 2026-2030 capital plan, including sources of common equity; forecast midyear rate base for 2030 and forecast five-year rate base compound annual growth rate through 2030; the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2030; expected nature, timing and benefits of additional opportunities to expand and extend growth beyond the capital plan, including further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of new energy resources, transmission investments associated with the Midcontinent Independent System Operator ("MISO") long range transmission plan ("LRTP") as well as regional transmission in New York, grid resiliency and climate adaptation investments, investments in renewable gas and liquefied natural gas ("LNG") infrastructure in British Columbia, and energy infrastructure investments to support the acceleration of load growth; the expectation that the Corporation is positioned well for future investment opportunities; the potential for competition to the transmission business and/or challenges to existing right of first refusal statutes applicable to the transmission business to restrict future growth; the potential for changes to government energy policies to impact the competitiveness of natural gas relative to other energy sources; Tucson Electric Power's ("TEP") plans to convert Springerville Units 1 and 2 from coal-fired generation to natural gas fired generation by 2030; planned in-service dates and expected capacity of various renewable resources of TEP; expected approach to the determination of compensation owed to FortisAlberta Inc. ("FortisAlberta") under a termination of any municipal franchise agreement where a municipality exercises its option to purchase FortisAlberta distribution assets; the expectation that FortisAlberta will provide notices to extend franchise agreements to affected municipalities prior to expiration; expected output of FortisBC Inc.'s Kootenay River system plants in the event of the termination of the canal plant agreement; expected timing, outcome and impact of regulatory and legal proceedings and decisions; expected timing for the negotiation of the renewal of Maritime Electric Company, Limited's energy supply agreement with New Brunswick Power Corporation; the expectation that the Corporation and its utilities will be targeted by direct and/or third-party cybersecurity threats, cyber attacks, data breaches, cyber extortion and similar compromises; the expectation that no risks arising from any past or present cybersecurity threat are reasonably likely to materially affect the Corporation's business strategy, results of operations, or financial condition; the expectation that the Corporation will review its decarbonization strategy in 2026; the potential establishment of new interim emissions targets; expected filing of new integrated resource plans at TEP and UNS Electric, Inc. ("UNS Electric"); the expectation that the Corporation will have a coal-free generation mix in 2032; the Corporation's 2050 net-zero greenhouse gas emissions target; TEP's estimated mine reclamation costs; Central Hudson Gas & Electric Corporation's estimated remediation costs, including the potential for insurance reimbursement and partial cost recovery from rates, related to former manufactured gas plant facilities; annual dividend growth guidance through 2030; expected implications of industry trends on the utility sector and the Corporation's capital investments; the expectation that Fortis is well-positioned to support energy security, climate adaptation, and load growth across the Corporation's footprint; expected or potential funding sources for operating expenses, interest costs and capital expenditures; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on the Corporation's ability to pay dividends in the foreseeable future; expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that the Corporation and its subsidiaries will continue to have reasonable access to long-term capital and will remain compliant with debt covenants; expected uses of proceeds from debt financings; the potential requirement to accelerate equity capital contributions to Wataynikaneyap Power Limited Partnership; expectations related to UNS Energy Corporation's joint generation performance guarantees, potential obligations arising from participant defaults, and associated recovery mechanisms; expected nature, timing, benefits and costs associated with TEP's energy supply agreement with a customer to support a planned data center in TEP's service territory; expected in-service date for a new pipeline in UNS Energy's service territory and the expectation that TEP and UNS Electric will enter into gas transportation service agreements and estimated purchase commitments associated therewith; the potential impact of new or revised tariffs on forecasted capital expenditures; forecast midyear rate base for 2026 and 2030 by business segment; the nature, timing, benefits and costs of certain major capital projects, including ITC Investment Holding's ("ITC") transmission projects associated with the MISO LRTP and Big Cedar Load Expansion, the TEP Transmission Project, Springerville Natural Gas Conversion, Black Mountain Gas Generation, Vail-to-Tortolita Transmission Project, Roadrunner Reserve Battery Storage Project, Tilbury LNG Storage Expansion, AMI Project, Tilbury 1B Project, and the Eagle Mountain Pipeline Project; the nature, timing, benefits and costs of additional investment opportunities, including ITC's investments associated with the MISO LRTP tranche 2.1, TEP's investments associated with additional energy demands from new large retail customers, and FortisBC Energy's investments associated with the Tilbury LNG Storage Expansion project and Tilbury Marine Jetty project; the potential and expected impacts of new accounting policies and future accounting pronouncements on the Corporation's disclosures; the potential impact of the recognition of goodwill impairment losses; and the potential and expected impacts of income tax compliance examinations and legislation with respect to interest deductibility limitations and global minimum tax.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable legal and regulatory decisions and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the continuation of current participation levels in the Corporation's dividend reinvestment plan; the Corporation's board of directors (the "Board") exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Forward-looking information involves significant risks, uncertainties and assumptions. The Corporation cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the information detailed under the heading "Business Risks" on page 21 of the Annual MD&A (as defined below), and to continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the "SEC").

Key risk factors for 2026 include, but are not limited to:

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
•risks related to environmental laws and regulations;
•the impact of weather variability and seasonality on heating and cooling loads and gas distribution volumes;
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

CURRENCY

The Corporation presents its consolidated financial statements in Canadian dollars unless otherwise specified. All dollar amounts in this Form 40-F are stated in Canadian dollars ("$" or "C$"), except where otherwise indicated. On February 11, 2026, the daily average exchange rate (as reported by the Bank of Canada) of United States dollars ("US$") into Canadian dollars was US$1.00 equals C$1.36.

CANADIAN ANNUAL DISCLOSURE DOCUMENTS

The following documents are filed as exhibits to this Form 40-F:

1.The Annual Information Form for the fiscal year ended December 31, 2025, which is filed as Exhibit 99.1 to this Form 40-F and incorporated by reference herein (the "AIF");

2.Audited Consolidated Financial Statements for the fiscal year ended December 31, 2025, which are filed as Exhibit 99.2 to this Form 40-F and incorporated by reference herein (the "Annual Financial Statements"); and

3.Management's Discussion and Analysis for the fiscal year ended December 31, 2025, which is filed as Exhibit 99.3 to this Form 40-F and incorporated by reference herein (the "Annual MD&A").

CERTIFICATIONS

See Exhibits 99.4, 99.5, 99.6 and 99.7 to this Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. As of December 31, 2025, an evaluation was carried out under the supervision of, and with the participation of, the Corporation's management, including the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer, of the effectiveness of the Corporation's disclosure controls and procedures, as defined in the applicable Canadian and United States securities laws. Based on that evaluation, the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer concluded that such disclosure controls and procedures are effective as of December 31, 2025.

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

The Corporation's management, including the Corporation's President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer, assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2025, the Corporation's internal control over financial reporting was effective.

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

During the year ended December 31, 2025, there have been no changes in the Corporation's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Corporation did not send any notices required by Rule 104 of Regulation BTR during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Corporation has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. As of December 31, 2025, the Audit Committee is composed of Margarita K. Dilley (Chair), Tracey C. Ball, Lawrence T. Borgard, Maura J. Clark, Gregory E. Knight, Donald R. Marchand and Jo Mark Zurel as described under "Audit Committee - Members" on page 28 of the AIF.

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
CODE OF ETHICS

The Corporation has a "code of ethics" (as defined in paragraph (9)(b) of General Instruction B to Form 40-F) that applies to all the Corporation's employees, officers and directors, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, and persons performing similar functions. The Corporation's code of ethics (referred to as the "Code of Conduct") is available on the Corporation's website at https://www.fortisinc.com/ or, without charge, upon request from the Corporate Secretary, Fortis Inc., Fortis Place, Suite 1100, 5 Springdale Street, St. John's, Newfoundland and Labrador, Canada A1E 0E4 (telephone (709) 737-2800).

The Code of Conduct was amended during the fiscal year ended December 31, 2025 as follows:

•On January 1, 2025, the Code of Conduct was amended to reflect administrative changes.
•On December 4, 2025, the Code of Conduct was amended with effect from January 1, 2026 to reflect certain editorial, organizational and administrative changes. The amended Code of Conduct was furnished as an exhibit to a report on Form 6-K filed by the Corporation on January 13, 2026.

The amended Code of Conduct reflecting the revisions described above is filed as an exhibit to this Form 40-F. During the fiscal year ended December 31, 2025, there have not been any amendments to, or waivers of, including implicit waivers of, any provision of the Code of Conduct which is applicable to the Corporation's Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in paragraph (9)(b) of General Instruction B to Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP served as the Corporation's independent public accountant for the fiscal years ended December 31, 2025 and 2024. For a description of the total amount billed to the Corporation by Deloitte LLP for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see "Audit Committee - External Auditor Service Fees" on page 29 of the AIF.

AUDIT COMMITTEE PRE‑APPROVAL POLICIES AND PROCEDURES

For a description of the pre-approval policies and procedures of the Corporation's Audit Committee, see "Audit Committee - Pre-Approval Policies and Procedures" on page 29 of the AIF.

No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S‑X.

OFF‑BALANCE SHEET ARRANGEMENTS

Except for letters of credit outstanding of $105 million as at December 31, 2025 and certain unrecorded commitments disclosed under the heading "Liquidity and Capital Resources - Contractual Obligations" on page 16 of the Annual MD&A, the Corporation has not entered into any "off-balance sheet arrangements", as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Corporation's financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Corporation has adopted a compensation recovery policy effective October 2, 2023 (referred to as the "Executive Compensation Clawback Policy") as required by NYSE listing standards and pursuant to Rule 10D-1 of the Exchange Act. The Executive Compensation Clawback Policy is filed as Exhibit 97 to this Form 40-F. At no time during or after the fiscal year ended December 31, 2025 (as of the date of this Annual Report), was the Corporation required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Executive Compensation Clawback Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Executive Compensation Clawback Policy to a prior restatement.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For tabular disclosure of the Corporation's contractual obligations, see page 16 of the Annual MD&A, under the heading "Liquidity and Capital Resources - Contractual Obligations".

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE EXCHANGE ACT

In accordance with Section 13(r) of the Exchange Act, the Corporation is required to include certain disclosures in its periodic reports if it or any of its affiliates knowingly engaged in certain specified activities during the period covered by the report. Neither the Corporation nor its affiliates have knowingly engaged in any transaction or dealing reportable under Section 13(r) of the Exchange Act during the year ended December 31, 2025.

CONSENT TO SERVICE OF PROCESS

Any change to the name or address of the Corporation's agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Corporation.

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

EXHIBIT INDEX

Exhibit	Description
97	Executive Compensation Clawback Policy effective October 2, 2023
99.1	Annual Information Form of the Corporation dated February 11, 2026
99.2	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2025
99.3	Management's Discussion and Analysis for the fiscal year ended December 31, 2025
99.4	Chief Executive Officer certification required by Rule 13a-14(a)
99.5	Chief Financial Officer certification required by Rule 13a-14(a)
99.6	Chief Executive Officer certification required by Rule 13a-14(b)
99.7	Chief Financial Officer certification required by Rule 13a-14(b)
99.8	Consent of Deloitte LLP
99.9	Code of Conduct dated January 1, 2026
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40‑F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FORTIS INC.

/s/ Jocelyn H. Perry
Jocelyn H. Perry Executive Vice President, Chief Financial Officer
Date: February 12, 2026